EXHIBIT 99.1

Bioceres Crop Solutions Holds its First Annual Shareholders’ Meeting

New York, New York / October 31, 2019 - Bioceres Crop Solutions Corp. (“Bioceres Crop Solutions,” the “Company,” “we,” “us” or “our”) (NYSE American: BIOX) held its 2019 Annual Shareholders’ Meeting (the “Meeting”) at the Company’s legal counsel’s office in New York, NY. At the Meeting, the Company’s shareholders voted on four proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on October 10, 2019. Each of the four proposals was approved at the Meeting by a simple majority of the shareholders who voted at the Meeting (either in person or by proxy).

1.               Approval of the report of the Board of Directors of the Company, the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2019 and the Company’s consolidated financial statements for the fiscal year ended June 30, 2019.

2.               Establishment of the Equity Compensation Plans.

3.               Ratification of appointment of Gloria Montaron Estrada as Director.

4.              Ratification of the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company.